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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


National Bancshares Corp. of Texas
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

632-593-505-000

--------------------------------------------------------------------------------
                                 (CUSIP Number)
Eric Steinmann, CPA
14011 Park Ave., Ste. 310 Victorville, CA 92393
(760) 241-4440
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


October 6, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  632-593-307-000                13D                  Page 2 of 4 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Heinz Steinmann ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    138,771
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         138,771

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


138,771
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


Approximately 3.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

Individual

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  632-593-307-000               13D                   Page 3 of 4 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

National Bancshares Corporation of Texas - Common Stock
P.O. Box 791062            P.O. Box 1511
San Antonio, TX 78279      Laredo, TX 78042

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  Heinz Steinmann

     (b)  5797 Cedar St.
           P.O. Box 327
           Wrightwood, CA 92397

     (c)  Occupation - Investor

     (d)  Criminal Proceedings - None

     (e)  Civil Proceedings - None

     (f)  US Citizen

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a) This Amendment No. 1 is being filed to report the disposition of shares in issuer that reduced the percentage of issuer held from approximately 7.98% to 3.17%.

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  138,771 Common Shares National Bancshares Corp. of Texas.
          This represents approximately 3.17% of the Common Stock outstanding.

     (b)  All holdings are voting shares.

     (c)  None

     (d)  None

     (e)  On or about October 6, 1998

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         None

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       12/22/98
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Heinz Steinmann
                                        ----------------------------------------
                                                       (Signature)


                                                     Heinz Steinmann
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).